UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394
(Amendment No. 2)*

iShares MCSI USA ESG Select Social Index
Exchange Traded Fund

464288802

December 31, 2013

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  464288802
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

SunTrust Banks, Inc. as Parent Holding Company for GenSpring Holdings, Inc. and as Parent Holding Company for SunTrust Bank Holding Company as Parent Company for SunTrust Bank in various fiduciary capacities.
58-1575035

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization
Georgia


Number of	5.  Sole Voting Power	              110,212.
Shares
Beneficially	6.  Shared Voting Power		            0.
Owned by
Each		7.  Sole Dispositive Power            110,212.
Reporting
Person With	8.  Shared Dispositive Power	            0.

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	110,212.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)
	3.4%

12.  Type of Reporting Person*
	HC / BK / IA




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Item 1.
(a) Name of Issuer:
BlackRock Fund Advisors
iShares Index Funds
(b) Address of Issuer's Principal Executive Offices:
400 Howard St
San Francisco, CA 94105

Item 2.
(a) Name of Person Filing:
SunTrust Banks, Inc. as Parent Holding Company for GenSpring Holdings, Inc. and as Parent Holding Company for SunTrust Bank Holding Company as Parent Company for SunTrust Bank.
(b) Address of Principal Business Office or, if none, Residence:
303 Peachtree St, NE
ATLANTA GA 30308
(c) Citizenship:
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Bank Holding Company is a Florida corporation; SunTrust Bank is a Georgia banking association; GenSpring Holdings, Inc. is a Florida corporation.
(d) Title of Class of Securities:
Exchange traded fund
(e) CUSIP Number:
464288802

Item 3.	If this statement is filed pursuant to SS240.13d-1(b) or
240.13-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [x]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e) [x]	An investment adviser in accordance with
SS240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
SS240.13d-1(b)(1)(ii)(F);
(g) [X]	A parent holding company or control person in accordance with
SS240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with SS240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:			 	        110,212.
(b) Percent of class:				                  3.4%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote		        110,212.
(ii) Shared power to vote or to direct the vote		              0.
(iii) Sole power to dispose or to direct the disposition of     110,212.
(iv) Shared power to dispose or to direct the disposition of          0.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

/s/  Kathryn AB Vest
Signature

Kathryn AB Vest / Senior Vice President
Name / Title








SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308

February 13, 2014

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of iShares MSCI USA ESG Select Social Index ETF.

Please call the undersigned at (804) 782-5606 if you have any questions.

Sincerely,


/s/  Kathryn AB Vest
SunTrust Bank, Senior Vice President